NR13-14	July 1, 2013

Cardero Receives Deficiency Letter from the NYSE-MKT

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) reports that it has received a deficiency letter from the NYSE-MKT LLC (“NYSE-MKT” or the “Exchange”). This letter states that the Company is not in compliance with certain of the NYSE-MKT continued listing standards as set out in Part 10 of the NYSE-MKT Company Guide (“Company Guide”) and has become subject to the procedures and requirements of Section 1009 of the Company Guide.

Specifically, the Exchange has determined that the Company is not in compliance with Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its Exchange listing, the Exchange requires that the Company provide a plan (“Plan”) to the Exchange addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by August 9, 2013, including specific milestones, details related to any strategic initiatives the Company plans to complete, and quarterly financial projections including income statements, balance sheets and statements of cash flows, in a format similar to financials contained in U.S. Securities and Exchange Commission (“SEC”) filings. The Plan must also include sufficient information for the Exchange to assess the Company’s current compliance with Sections 1002(c) and 1003(c)(i) of the Company Guide, which require that a listed issuer continue to be an operating company. The Exchange’s staff has advised the Company that the Plan must be submitted to the Exchange by July 12, 2013.

The letter states that if the Company submits a Plan, the Exchange will evaluate the Plan and make a determination as to whether the Company has made a reasonable demonstration of an ability to regain compliance with the continued listing standards within the specified timeframe, in which case the Plan will be accepted. If the Plan is accepted, the Company may be able to continue its listing during the Plan period, during which time it will be subject to periodic reviews by the Exchange to determine whether it is making progress consistent with the Plan. If the Company does not submit a Plan, if the Plan is not accepted or if the Plan is accepted but the Company does not make progress consistent with the Plan within the Plan period, the Company will be subject to delisting proceedings.

The letter also states that, pursuant Section 1003(f)(v) of the Company Guide, the Exchange’s staff is concerned that, as a result of its low selling price, the Company’s common shares may not be suitable for auction market trading. The Company is required to remedy the low selling price not later than December 26, 2013.

The Company intends to submit a Plan to the Exchange and to seek continued listing on the Exchange.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

Cardero Resource Corp.	- 2 -	July 1, 2013
NR13-14 – Continued

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, CEO and President

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the Company’s intention to submit a compliance Plan to the NYSE-MKT and to seek continued listing on the NYSE-MKT, the NYSE-MKT’s procedures in response to any proposed Plan, and the potential continued listing or delisting of the Company’s common shares on the NYSE-MKT, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, current, fluctuating or adverse market conditions with respect to minerals, coal and related securities, discretion granted to the Exchange in the Company Guide, the uncertainty of obtaining additional financing as and when needed, actions of other applicable regulators and stock exchanges, actions of existing lenders and other persons with which the Company does business, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 20-F filed with the SEC, and other information released by the Company and filed with the appropriate regulatory agencies. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.